                                                                    EXHIBIT 99.2



                        Independent Accountants' Report
                        -------------------------------


The Board of Directors:
Bay View Acceptance Corporation

We have examined management's assertion about Bay View Acceptance Corporation's
(BVAC) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards I.1 through I.4, III.3, III.4, and V.2 through V.4, which BVAC has interpreted as being inapplicable to the servicing obligations set forth in the Bay View 1997 RA-1 Auto Trust Pooling and Servicing Agreement dated January 29, 1997 and the Bay View LG-1 Auto Trust Pooling and Servicing agreement dated December 14, 1999, as of and for the year ended December 31, 1999, included in the accompanying Management Assertion Report. Management is responsible for BVAC's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about BVAC's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on BVAC's compliance with the minimum servicing standards.

In our opinion, management's assertion that BVAC has complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended December 31, 1999 is fairly stated, in all material respects.

/s/ KPMG LLP

San Francisco, California
February 9, 2000